Exhibit 99.1

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Joao C. Manuel

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Announces Finalization of Mining Rights for Lomero-Poyatos

Vancouver, BC – November 12, 2012: Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) is pleased to announce that the titling process for its Lomero-Poyatos project in Andalusia has been completed.

The completion of the titling process culminates the Andalusian administrative proceedings enabling Petaquilla to continue work to bring the mine back into operation. During the next six months, the Company will move to final engineering and design, initiate developmental drilling, conduct bulk volume testing, and advance a National Instrument 43-101 feasibility study.

In October 2011, the Ministry of Environment granted Unified Environmental Authorisation (AAU) to the Company for the Lomero-Poyatos project, which comprises 13 concessions totalling 176 hectares.

About Petaquilla Minerals Ltd. – Petaquilla is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of Panama – a region known historically for gold content. In addition, the Company has exploration operations at its wholly-owned Lomero-Poyatos project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Joao C. Manuel
Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.